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11021895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 31 2011
Wash., D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue
(No. and Street)

New York,	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Richards 212-792-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public 3/29/11

LYA Y CADENA
Notary Public - State of New York
No. 01CA6136329
Qualified in New York County
My Commission Expires Nov. 07, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure.

[x] (p) Statement of Cash Flows.

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Cornick Garber Sandler

Certified Public Accountants & Advisors

Cornick Garber Sandler
Certified Public Accountants & Advisors

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. as at December 31, 2010, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 29, 2011

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

ASSETS

Cash	$ 3,533,267
Investments	1,128,948
Accounts receivable (less $18,050 allowance for doubtful accounts)	969,766
Prepaid expenses	67,707
Property and equipment (at cost, less $272,716 accumulated depreciation)	407,938
Note receivable (plus $19,973 accrued interest)	119,973
Deposits and other assets	2,034
TOTAL	$ 6,229,633

LIABILITIES

Accounts payable and accrued expenses	$ 2,176,579
Deferred revenue	325,833
Payroll taxes payable	88,141
Income taxes payable	1,780
Deferred rent	75,119
Deferred income taxes	303,000
Total liabilities	2,970,452
Commitments	

SHAREHOLDERS' EQUITY

Series A redeemable preferred stock - no par or stated value, 12 shares authorized; 11 shares issued	--
Common stock - no par value, 200 shares authorized; 20 shares issued, at stated value	1,000
Additional paid-in capital	3,068,285
Retained earnings	189,896
Shareholders' equity	3,259,181
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,229,633

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock				Additional	Retained	Total
	Preferred Stock		Common Stock		Paid-in		Shareholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance - December 31, 2009	10	$ --	20	$ 1,000	$ 2,818,285	$ 135,360	$ 2,954,645
Issuance of preferred shares	1				250,000		250,000
Net income						257,824	257,824
Dividends paid						(203,288)	(203,288)
Balance - December 31, 2010	11	$ --	20	$ 1,000	$ 3,068,285	$ 189,896	$ 3,259,181

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Advisory, consulting and placement fee income		$ 7,052,737
Expenses:		
Professional fees	$ 519,304	
Payroll	4,494,224	
Payroll taxes	169,500	
Travel and entertainment (net of $115,784 reimbursed expenses)	153,141	
Rent	256,428	
Insurance	215,647	
Supplies	41,476	
Utilities	59,566	
Repairs and maintenance	27,134	
Subscription and membership dues	122,023	
Depreciation	113,966	
Marketing	99,166	
Administration fees	71,516	
Bad debt expense	211,250	
Miscellaneous expenses	36,933	6,591,274
Operating income		461,463
Interest income		25,461
Income before income taxes		486,924
Income tax provision		(229,100)
NET INCOME		$ 257,824

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 257,824
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	113,966
Bad debt expense	211,250
Accrued interest on note receivable	(15,000)
Deferred income tax expense	201,000
Investments received as compensation for services	(535,198)
Net change in asset and liability accounts:	
Accounts receivable	(901,910)
Prepaid expenses and other current assets	(39,842)
Deposits and other assets	(2,034)
Accounts payable and accrued expenses	1,611,781
Deferred revenue	211,250
Deferred rent	6,084
Payroll taxes payable	(124,223)
Total adjustments	737,124
Net cash provided by operating activities	994,948
Cash flows from investing activities:	
Acquisition of property and equipment	(43,484)
Cash flows from financing activities:	
Dividends paid	(203,288)
Net proceeds from the issuance of Series A redeemable preferred stock	250,000
Net cash provided by financing activities	46,712
NET INCREASE IN CASH	998,176
Cash - January 1, 2010	2,535,091
CASH - DECEMBER 31, 2010	$ 3,533,267
Supplementary disclosure of cash paid for income taxes	$ 28,050

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Cash

The Company maintains cash balances at one financial institution. Recently enacted federal legislation provides for unlimited FDIC insurance on amounts maintained in non-interest bearing accounts through December 31, 2012. Approximately $2,327,000 of the Company's cash exceeded the U.S. federally insured limits at December 31, 2010.

Investments

Investments are stated at fair value as determined by management and unrealized appreciation or depreciation is included in net assets and reflected in the statement of operations.

The Company records its investments at fair value as specified in the Financial Accounting Standards Board standard on "Fair Value Measurements" which establishes a hierarchy for measuring fair value. That standard provides a hierarchy of three levels of input data for determining the fair value of an asset or liability; Level 1 is quoted prices for identical items in active, liquid and visible markets, Level 2 is observable information for similar items in active or inactive markets and Level 3 is unobservable inputs to be used in situations where markets don't exist or are illiquid.

In connection with its current and prior years' private placements, advisory and consulting deals, the Company has received certain equity interests and warrants for the purchase of equity interests in its customers. In establishing the fair value of the non-publicly traded securities, the Company takes into consideration the value of financing received in the deal and other factors the Company deems appropriate. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the non-publicly traded securities existed and the differences could be material.

(Continued)

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its customers.

Depreciation of Property and Equipment

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the lease.

Advertising

Advertising expense, which is charged to operations as incurred, aggregated approximately $27,000 for the year ended December 31, 2010.

Use of Estimates and Subsequent Events

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates. The Company has considered subsequent events occurring through March 29, 2011, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's federal, state and local income tax returns have not been examined by the taxing authorities in recent years.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $511,268 which was $313,238 in excess of its required net capital of $198,030. Under certain circumstances, withdrawals of capital may be restricted (see Note F).

NOTE C - Fair Value Measurements

The Company treats its investments of $1,128,948 as Level 3 investments (Note A) at December 31, 2010 in accordance with the provisions of the Financial Accounting Standard Board standard on "Fair Value Measurements".

Such investments are comprised of:

Common stock:	
Entertainment	$ 425,000
Common stock warrants:	
Entertainment	703,948
	$1,128,948

The following summarizes the changes in fair value measurements using Level 3 significant unobservable inputs for the year ended December 31, 2010:

Balance - January 1, 2010	$ 593,750
Fair value of assets received during the year included in results of operations	535,198
Balance - December 31, 2010	$1,128,948

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE D - Property and Equipment

Property and equipment at December 31, 2010 are comprised of:

Cost:	
Computer equipment	$138,317
Office furniture	158,074
Leasehold improvements	384,263
Total	680,654
Less accumulated depreciation	(272,716)
Net	$407,938

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

NOTE E - Income Taxes

Income taxes on the statement of income are summarized as follows:

Currently payable:	
New York State	$ 6,000
New Jersey	500
California	1,600
New York City	20,000
Balance	28,100
Net change in deferred income taxes (see Note A)	201,000
Total provision	$ 229,100

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE E - Income Taxes (Continued)

The Company's effective income tax rate of approximately 47% in 2010 varies from the statutory corporate federal income tax rate of 34% primarily because of the effect of state and local income taxes and certain expenses which are not deductible for income tax purposes.

Significant temporary differences that give rise to deferred tax assets (liabilities) and the tax effects as of December 31, 2010 were as follows:

Deferred tax asset:	
Allowance for doubtful accounts	$ 8,000
Deferred tax liability:	
Unrealized gain on investments	(219,000)
Depreciation	(92,000)
Net deferred tax liability	$(303,000)

NOTE F - Shareholders' Equity

In July 2009, the Company's Certificate of Incorporation was amended to authorize the issuance of 12 shares of Series A redeemable preferred stock (the "Preferred Stock"), no par value. The original issue price of $250,000 per share, plus accrued but unpaid dividends, is redeemable by the Company on the fifth anniversary of their issue. However, the preferred stock can only be redeemed if it would not cause the Company's net capital, as calculated pursuant to SEC Rule 15c3-1, to fall below $500,000. The Company also has the option to redeem all of the Preferred Stock at any time after the date of issuance for $275,000 per share plus accrued but unpaid dividends, subject to the same restriction as above.

Holders of the Preferred Stock are not entitled to vote on any matter submitted to a vote of the shareholders of the corporation.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE F - Shareholders' Equity (Continued)

The Preferred Stock shareholders are entitled to receive dividends at the rate of 8% per share a year based on the issue price of $250,000 subject to adjustment for stock dividends, stock splits, combinations or recapitalizations, as defined. Dividends are cumulative and accrue from date of issue, whether or not declared by Board of Directors. On September 13, 2010, the Company's board of directors declared a dividend to all Preferred Stock shareholders on record at that date. At December 31, 2010, the cumulative dividends in arrears on the Preferred Stock were $33,041. Through December 31, 2010, eleven shares of preferred stock had been issued for a total of $2,750,000.

Upon sale or liquidation of the Company's assets, the holders of the Preferred Stock have preference over the holders of the Common Stock.

NOTE G - Concentration of Risk

Three clients accounted for approximately 58% of the Company's revenue in 2010, with the largest client accounting for approximately 29% of the total.

NOTE H - Commitments

The Company's lease for office space in New York City expires in November 2014, and provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $250,000.

At December 31, 2010, future minimum annual payments under this lease are due as follows:

Year ending December 31:	
2011	$ 253,671
2012	263,817
2013	274,370
2014	260,697
Total	**$1,052,555**

In September 2010, the Company entered into a lease agreement for office space in California on a month-to-month basis for approximately $2,000 per month.

Rent expense was approximately $256,000 for the year ended December 31, 2010.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE I - Retirement Benefit Plan

The Company's 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum allowable as a deduction for income tax purposes. No contributions were made for the year ended December 31, 2010.

NOTE J - Note Receivable

On September 2, 2009, the Company loaned a customer $100,000. The note, plus interest of 15%, is payable on March 2, 2015.

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2010

Net Capital:

Shareholders' equity before nonallowable assets and haircuts on securities		$ 3,259,181
Nonallowable assets:		
Investments	$ 1,128,948	
Accounts receivable	969,766	
Prepaid expenses and other current assets	67,707	
Property and equipment	407,938	
Note receivable	119,973	
Deposits and other assets	2,034	2,696,366
Less haircuts on other securities		51,547
Net capital		511,268
Minimum net capital required		198,030
Excess net capital		$ 313,238

Capital Ratio:

Ratio of aggregate indebtedness to net capital	5.81

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2010)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 723,173
Adjustment for additional expense accrual	(41,614)
Adjustment to bad debt expense	43,750
Adjustment to depreciation expense	(9,707)
Adjustment to state and local tax accrual	(3,334)
Adjustment to deferred income tax liability	(201,000)
Balance - December 31, 2010 (as above)	$ 511,268

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2010

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

To the Board of Directors
M.E.S.A. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
M.E.S.A. Securities, Inc.

Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report it's intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 29, 2011